Exhibit 99.1

Jiuzi Holdings, Inc. Awarded the “2021 Annual Industry Leading Enterprise” by the 5th Boao Enterprise Asian Economy Forum

HANGZHOU, China, Jan. 19, 2022 /PRNewswire/ -- Jiuzi Holdings, Inc. (NASDAQ:JZXN; the “Company”; “Jiuzi New Energy”), a new energy vehicles franchisor and retailer under the brand name “Jiuzi” in China, today announced that its wholly-owned subsidiary, Zhejiang Jiuzi New Energy Vehicles Co., Ltd. (“Zhejiang Jiuzi”), has won the “2021 Annual Industry Leading Enterprise” Award during the 5th Boao Enterprise Forum held between January 8-9, 2022 in Hainan, China. Zhejiang Jiuzi has been recognized for its outstanding brand influence and strong business performance.

Mr. Qi Zhang, Chief Operation Officer of the Company, was invited to attend the Boao Enterprise Forum alongside government officials, industry scholars and leading enterprises representatives on behalf of Zhejiang Jiuzi to receive the honor and also explained the Company’s strategies including its O2O new energy vehicle (“NEV”) retail ecosystem that offers consumers one-stop vehicle retail services in its communication with interested investors and industry peers to explore opportunities for in-depth collaboration at the Boao Enterprise Forum.

The 5th Boao Enterprise Forum was jointly hosted by state media Global Times and China Enterprise Website (www.zhongqiwang.cn), with a theme of Chinese enterprises “Changes” and “Innovation”. Over 500 esteemed guests, including political leaders, experts and scholars, representatives from leading media outlets and well-known domestic firms attended the forum to exchange ideas on economic and technological development, on social issues that concern humanity. For more information on the forum, please visit: www.qiyeboao.com.

Mr. Zhang was interviewed by leading media outlets and shared: “Fossil fuel emission poses increased threat to China’s air quality in recent years that renders environment protection urgent action to take. The development of NEVs serves as one of the most effective solutions, which is exactly what Jiuzi New Energy is trying to deliver to expand our business nationally and contribute our part to China’s goal of environment protection.”

“We are very honored to receive this recognition which signifies our rapid growth and achievements in the industry during the past year. We are determined and it is also Jiuzi New Energy’s mission to build a NEV retail service ecosystem that integrates online and offline services, promote the development of NEV industry with strong strategic planning, and to make a contribution to achieve national carbon emission reduction and carbon neutral goals,” Zhang added.

About Jiuzi Holdings, Inc.

Jiuzi Holdings, Inc., headquartered in Hangzhou, China, and established in 2017, franchises and operates retail stores under the brand name “Jiuzi” to sell New Energy Vehicles (“NEVs”) in third-fourth tier cities in China. The Company mainly sells battery-operated electric vehicles, and sources NEVs through more than twenty NEV manufacturers. It has 31 operating franchise stores and one company-owned store. For more information, visit the Company’s website at http://www.zjjzxny.cn/.

Forward-Looking Statements

All statements other than statements of historical fact in this announcement are forward-looking statements. These forward-looking statements involve known and unknown risks and uncertainties and are based on current expectations and projections about future events and financial trends that the Company believes may affect its financial condition, results of operations, business strategy and financial needs. Investors can identify these forward-looking statements by words or phrases such as “may,” “will,” “expect,” “anticipate,” “aim,” “estimate,” “intend,” “plan,” “believe,” “potential,” “continue,” “is/are likely to” or other similar expressions. The Company undertakes no obligation to update forward-looking statements to reflect subsequent occurring events or circumstances, or changes in its expectations, except as may be required by law. Although the Company believes that the expectations expressed in these forward-looking statements are reasonable, it cannot assure you that such expectations will turn out to be correct, and the Company cautions investors that actual results may differ materially from the anticipated results and encourages investors to review other factors that may affect its future results in the Company’s registration statement and in its other filings with the SEC.

For more information, please contact:

Janice Wang

EverGreen Consulting Inc.

Email: IR@changqingconsulting.com

Phone:	+1 571-464-9470 (from U.S.)
+86 13811768559 (from China)